EXHIBIT 99.4

Global Green Cites Research Finding Salmonella Detection Continues to Fail

Failure to accurately detect Salmonella may have significant public health consequences

TALLAHASSEE, Fla. – August 5, 2014 – Global Green, Inc. (OTCBB:GOGC), a green bio-pharmaceutical company, cites recent research by the American Proficiency Institute (API) (http://www.foodpt.com/Reference/News/Salmonella%20Detection%20Rates%20Continue%20to%20Fail.pdf) reporting that "a study of 17,881 proficiency testing results from 1999 to 2013 found that laboratories continue to submit false positives and false negatives when testing for Salmonella."

In May 2014, API reported that "Salmonella is the number one cause of death and hospitalization due to a food pathogen, yet a percentage of food laboratories fail to detect or rule out contamination of the common food pathogen. A study of 17,881 proficiency testing results from 1999 to 2013 found that laboratories continue to submit false positives and false negatives when testing for Salmonella."

Salmonella is estimated to cause 1.2 million illnesses in the United States each year with approximately 23,000 hospitalizations and 450 deaths, according to the Centers for Disease Control and Prevention. Failure of a laboratory to accurately detect Salmonella may have significant public health consequences."

Conversely, if a laboratory falsely states a sample is contaminated, the economic losses to the food industry may be great."

Global Green believes it is possible to eradicate Salmonella. Dr. Mehran Ghazvini, DC, NMD, Chairman and CEO of Global Green, Inc., stated, "A failure to accurately detect Salmonella could have far reaching implications.  The importance of detection of this deadly disease cannot be overstated.  But, if the disease was prevented, at the source, the positive effect on worldwide health and on the food industry, would be immeasurable.  Salmogenics, our unique vaccine, helps reduce the presence of Salmonella in animals and prevents the dangerous effects of Salmonella in humans."

Salmogenics™, Global Green's patented Salmonella vaccine for poultry, is injected into the egg, before the chick is hatched, improving the immune system, health and welfare of the chicken by protecting it from Salmonella as it breaks out of the egg's shell, cost-effectively providing a healthier source of protein for humans.

API is a private institute that supplies proficiency testing programs for food laboratories and clinical laboratories. The study was presented by API at the American Society for Microbiology, 114th General Meeting in Boston, MA, on May 19, 2014.

About Global Green, Inc.
Global Green, Inc. is a green bio-pharmaceutical company committed to identifying technology platforms and commercializing vaccines that contain natural organisms that are not genetically modified, utilizing pharmaceutical standards without the use of mercury.  For more information, visit www.globalgreeninc.com.
Forward-Looking Statement
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that such forward-looking statements involve risks and uncertainties which include, among others, the inherent uncertainties associated with smaller reporting companies including, without limitation, other risks detailed from time to time in the Company's periodic reports filed with the SEC.

Contact:
Pam Lagano
plagano@globalgreeninc.com
727.480.3082